SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 2, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – November 2, 2022 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs that, in accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ Meeting dated October 28, 2022 and the Board of Directors meeting dated October 31, 2022, a cash dividend of ARS 3,100,000,000, charged to the year ended on June 30, 2022, equivalent to 528,6641903047% of the stock capital with collection right represented by a total of 586,383,579 shares, will be made available to the shareholders as of November 11, 2022, or on the subsequent date resulting from the application of the regulations in the jurisdictions where the Company's shares are listed (“Date of Provision”).

The amount per ordinary share will be (VN$1) ARS 5.286641903047 and the amount per each American Depositary Share (ADS) will be ARS 52.86641903047, payable to all shareholders that have such quality as of November 10, 2022, according to the registry led by Caja de Valores S.A.

Payment will be made through Caja de Valores S.A., at its address located at 25 de Mayo 362, City of Buenos Aires, from 10 am to 3 pm.

ADS holders will receive the amounts corresponding to the dividend through The Bank of New York Mellon, depositary of said certificates as of the date resulting from the application of the regulations in force in the jurisdiction where the Company's ADSs are listed.

It is reported that the distribution of dividends has its origin in results accrued in fiscal years beginning prior to January 1, 2018, reason why it is subject to the 7% withholding established in section 97 of the Income Tax Law (T.O. Decree 824/2019 and mod.).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 2, 2022